INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

October 19, 2009

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust File No. 333-161755
on behalf of W.P. Stewart & Co. Growth Fund (the “Registrant”)

Below is a summary of the comments provided by Mr. John Ganley on October 8, 2009, for the W.P. Stewart & Co. Growth Fund, a series of Investment Managers Series Trust.  All of the comments have been updated or explained below and are reflected in the Pre-Effective Amendment No. 1 on Form N-14/A filed concurrently with this correspondence.

General

1.	Confirm in response letter that the Advisor will not recoup any of the reorganization costs from either Fund.

RESPONSE: The Advisor will not seek to recoup any of the reorganizational costs from either Fund.

Combined Proxy Statement and Prospectus

2.	1. Proposal – To Approve the Agreement and Plan of Reorganization
A.	Overview
2nd paragraph
Similar to Q&A section, add that initially shareholders may not see a cost reduction due to the expense cap.

RESPONSE: The disclosure has been revised to:

The reason for the Reorganization is to try to reduce the annual operating expenses of the Fund.  The Target Fund believes that by reorganizing the Fund into a series of Investment Managers Series Trust (“IMST”), it may be possible to reduce certain expenses.  However, because the Acquiring Fund will be subject to the same expense cap as the Target Fund and fees and expenses will still be above this expense cap, there will not be an initial reduction in the net fees and expenses of the Acquiring Fund.

IMST

October 19, 2009

3.	1. Proposal – To Approve the Agreement and Plan of Reorganization
C.	Summary of Fund Investment Objectives, Strategies and Risks
Suggest moving the sentence before “Non-Fundamental” Policy to first paragraph in that section.

RESPONSE: The sentence has been moved to first paragraph as shown below:

The Funds have the same investment objectives, strategies and policies except for the difference between the Funds’ respective non-fundamental policies regarding investment in the securities of other investment companies, as described below.

4.	1. Proposal – To Approve the Agreement and Plan of Reorganization
D.	Comparison of Distribution and Purchase and Redemptions Procedures
Consider adding a statement that the Funds do not have an exchange right or privilege.

RESPONSE: The following has been added to the section:

Neither Fund has exchange options.  Shareholders in the Acquiring Fund will not have exchange privileges with other mutual funds within the IMST.

Part C

5.	Item 17 (Undertakings): if the Registrant is filing a form of opinion on tax matters, add undertaking to file the final opinion on tax matters in a post-effective amendment.

RESPONSE: The Registrant will file a form of Opinion and Consent on tax matters with the Pre-Effective Amendment No. 1 on Form N-14/A concurrently with this correspondence; therefore, an undertaking is added as follows:

(3) The undersigned registrant agrees that a final Opinion and Consent of Bingham McCutchen LLP regarding certain tax matters and consequences to shareholders discussed in the Combined Proxy Statement and Prospectus will be filed in a post-effective amendment to this registration statement.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IMST

October 19, 2009

If you have any questions or additional comments, please contact me at (626) 914-1360.  Thank you.

Sincerely,

/s/JOY AUSILI

Joy Ausili
Investment Managers Series Trust
Secretary
626-914-1360